Filed by Affiliated Computer Services, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.
Commission File No.: 1-12665

Quotes and Highlights from Industry Analysts 9.28 – 10.1

Everest Research Institute – “With ACS, Xerox Global Services becomes a very formidable player in the business process outsourcing (BPO) segment of the outsourcing services”. “The combination establishes a very strong player in transactional or operational BPO . . .Xerox is propelled into the big leagues with a robust  network of offshore facilities and staff which should strengthen its services value proposition measurably”  (Katarina Menzigian/Peter Bender Samuel)

IDC – “Our net assessment is this is another bold and visionary move by Xerox that holds much promise for the expanded company and its combined customers.”  “Xerox's much larger size brings great resources for ACS to leverage in back-office management, global expansion, and R&D. In R&D, Xerox's smart document technologies have focused on reducing labor costs in business processes and the combined company can further build upon this.” “Given the trend in the IT industry for large players to have integrated hardware, software and services portfolios (e.g., HP/EDS, Dell/Perot) and to acquire in order to strengthen their portfolio, ACS likely felt the timing was right to be acquired, that its BPO portfolio breadth is a good fit with Xerox, and leveraging Xerox smart document technologies and R&D to automate business processes is a competitive advantage” (Alexander Motsenigos, Angela Boyd)

TBR – “ACS’ clear focus on BPO services will integrate well with Xerox’s business enabling technology.” “The steady revenue growth posted by ACS over the past four quarters demonstrates the durability of its business model in adverse economies. The combination of Xerox’s document management business with ACS’ back-office operations service offerings will create synergies and opportunity for cross-promotion as well as increased access to international markets for the ACS subsidiary under the aegis of a company with a globally recognized and established brand.”

TPI – Blog discusses the Xerox/ACS announcement and why the market has seen significant acquisition activity over the past 18 months. (Mark Mayo)

AMR – Excerpt from Phil Fersht Blog – “For FAO, this is a refreshingly good idea and the operational synergies are huge. The document management services from Xerox have been evolving into end-to-end data management, but Xerox needed something to further develop this pre-Process BPO concept. With the Xerox behind them, ACS will be able to strengthen the end-to-end processing (purchase-to-pay, quote-to-cash, record-to-report) and walk into the potential clients with one of the biggest questions already answered: Who will handle the front end? I really think Finance Organizations will respond well to this.”

Frost and Sullivan -  the full document is protected but the acquisition statement is positive

Ovum – “Automating ACS’s services using Xerox document management technology…should result in lower cost of service and potentially the introduction of new types of BPO service where the combined company can remove or lessen manual processing.” (Ed Thomas, Samad Masood)

Gartner “First Take” –  “With this deal, ACS will bring savvy BPO marketing, packaging, pricing, deal pursuit and execution to the table, while Xerox's brand and global client reach should bring strength in the Asia/Pacific region and Europe, where ACS has not established inroads.” “Critical to the deal’s success are, first, marketing and sales management's ability to implement an enterprisewide approach to customers that capitalizes on ACS's proven ability to cultivate strong, long-term BPO relationships. . . “ (Rob Brown, Pete Basiliere, Cathy Tornbohm)

Forward-Looking Statements

This document contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially.  These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of the Company will not be successful; the risk that we will not realize all of the anticipated benefits from our transaction with Xerox; the risk that customer retention and revenue expansion goals for the Xerox transaction will not be met and that disruptions from the Xerox transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation (including with respect to the Xerox transaction) and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our 2009 Annual Report on Form 10-K and Xerox’s 2008 Annual Report on Form 10-K and Quarterly Report on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 filed with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

Additional Information

The proposed merger transaction involving the Company and Xerox will be submitted to the respective stockholders of the Company and Xerox for their consideration.  In connection with the proposed merger, the Company will file a joint proxy statement with the SEC (which such joint proxy statement will form a prospectus of a registration statement on Form S-4 that will be filed by Xerox with the SEC).  The Company and Xerox will each mail the joint proxy statement/prospectus to its stockholders.  The Company and Xerox urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information.  You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about the Company and Xerox, without charge, at the SEC’s Internet site (http://www.sec.gov).  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from the Company’s website, www.acs-inc.com, under the heading “Investor Relations” and then under the heading “SEC Filings”.  You may also obtain these documents, without charge, from Xerox’s website, www.xerox.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

The Company, Xerox and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of the Company and Xerox in favor of the merger.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of the Company and Xerox in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about the Company’s executive officers and directors in its definitive proxy statement filed with the SEC on April 14, 2009.  You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009.  You can obtain free copies of these documents from the Company and Xerox websites using the contact information above.